

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 16, 2008

Mr. Jeffrey A. Hawthorne
Chief Executive Officer
Photon Dynamics, Inc.
5970 Optical Court
San Jose, CA 95138

      Re: **Photon Dynamics, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2007
              File No. 000-27234

Dear Mr. Hawthorne:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Kevin Vaughn
               Branch Chief